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November 1, 2004

Vital Signs, Inc.
20 Campus Road
Totowa, NJ  07512


Gentlemen:


Pursuant to your request, we have read the statements contained in note 7 to the financial statements included in the Form 10-Q of Vital Signs, Inc. for the six months ended March 31, 2003. As stated in note 7, "the Company has, for several years, utilized an historical moving average to estimate the allowance for rebates. Based on the Company's recent review, the Company has concluded that the moving average estimate does not necessarily result in the appropriate liability due to the distributor. Accordingly, the Company changed its method of estimating rebate claims to record the allowance for rebates based upon the documentation provided by the distributor of the shipments to the end-user, as well as estimates for inventory not yet sold by the distributor, adjusting from estimate to actual at the time of remittance."

You have requested a letter from us as your independent registered public accountants that you can file with the Securities and Exchange Commission indicating whether or not we believe the aforementioned change in estimate effected by a change in accounting principle is preferable under your particular circumstances. This letter is submitted to you solely for that purpose.

Based on our reading of the information set forth in the Form 10-Q of Vital Signs, Inc. for the six months ended March 31, 2003, we believe that the Company has justified the use of the newly adopted estimate effected by a change in accounting principle on the basis that it is preferable as required by Accounting Principles Board Opinion No. 20 and the Company's justification for the change is reasonable and that there are no unusual circumstances such that the selection and application of the newly adopted method of estimating the Company's allowance for rebates would make the financial statements taken as a whole misleading.

We believe that the newly adopted accounting estimate effected by a change in accounting principle related to the accrual of distributor rebates is a preferable method of estimating the Company's allowance for rebates.


Very truly yours,



Goldstein Golub Kessler LLP